================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 4)


                        Homestead Village Incorporated
                               (Name of Issuer)


                    Common Stock, Par Value $.01 Per Share
                  Warrants to Purchase Shares of Common Stock
                        (Title of Class of Securities)


                                  437851 10 8
                                  437851 11 6
                     (CUSIP Number of Class of Securities)


                          Jeffrey A. Klopf, Secretary
                      Security Capital Group Incorporated
                              125 Lincoln Avenue
                          Santa Fe, New Mexico  87501
                                (505) 982-9292
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)





================================================================================

CUSIP NOS.:  437851 10 8; 437851 11 6

(1)   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Security Capital Pacific Trust
      74-6056896
------------------------------------------------------------------------------

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [_]
                                                                      (B) [_]
------------------------------------------------------------------------------

(3)   SEC USE ONLY

------------------------------------------------------------------------------

(4)   SOURCE OF FUNDS

      WC, BK, OO
------------------------------------------------------------------------------

(5)   CHECK BOX OF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                               [_]

------------------------------------------------------------------------------

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      STATE OF MARYLAND

===============================================================================

                    (7)   SOLE VOTING POWER       -0-
     NUMBER OF

      SHARES       -----------------------------------------------------------

   BENEFICIALLY     (8)   SHARED VOTING POWER        19,246,402 (consisting
                                                     of Shares issuable upon
     OWNED BY                                        conversion of convertible
                                                     notes)
                   -----------------------------------------------------------

       EACH        (9)    SOLE DISPOSITIVE POWER  -0-

    REPORTING

      PERSON
                   -----------------------------------------------------------
       WITH        (10)   SHARED DISPOSITIVE POWER   19,246,402 (consisting
                                                     of Shares issuable upon
                                                     conversion of convertible
                                                     notes)
===============================================================================
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(11)

       19,246,402 Shares (consisting of Shares issuable upon conversion of convertible notes)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(12)
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
(13)
       48.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
(14)
       CO
===============================================================================

CUSIP NOS:  437851 10 8; 437851 11 6

      NAME OF REPORTING PERSONS
(1)   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Security Capital Atlantic Incorporated
      85-0415503
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(2)                                                                   (A) [_]
                                                                      (B) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
(3)

------------------------------------------------------------------------------
      SOURCE OF FUNDS
(4)
      WC, BK, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                               [_]
(5)
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
(6)
      STATE OF MARYLAND
===============================================================================
     NUMBER OF      (7)   SOLE VOTING POWER         -0-

      SHARES       -----------------------------------------------------------

   BENEFICIALLY     (8)   SHARED VOTING POWER

                          8,524,215 (consisting of Shares issuable upon conversion of convertible notes)
     OWNED BY
                   -----------------------------------------------------------
       EACH
                    (9)   SOLE DISPOSITIVE POWER    -0-
    REPORTING

      PERSON       -----------------------------------------------------------
                    (10)  SHARED DISPOSITIVE POWER

        WITH 8,524,215 (consisting of Shares issuable upon conversion of convertible notes)

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(11)
       8,524,215 Shares (consisting of Shares issuable upon conversion of convertible notes)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(12)
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
(13)
       29.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
(14)
       CO
------------------------------------------------------------------------------

-----------------------------------
CUSIP NOS. 437851 10 8; 437851 11 6
-----------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Security Capital Group Incorporated
      36-3692698
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC, BK, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF MARYLAND
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            15,876,823 (includes 3,232,422 Shares that may be
                          acquired upon exercise of Warrants)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          27,770,617 (consisting of Shares issuable upon
     OWNED BY             conversion of convertible notes)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             15,876,824 (includes 3,232,422 Shares that may be
                          acquired upon exercise of Warrants)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          27,770,617 (consisting of Shares issuable upon
                          conversion of convertible notes)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      43,647,440 Shares (includes 3,232,422 Shares that may be acquired upon exercise of Warrants and 27,770,617 Shares issuable upon conversion of convertible notes)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      84.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

Item 1.  Security and Issuer

     Shares of Common Stock, par value $.01 per share (the "Shares"), of Homestead Village Incorporated ("Homestead"), and warrants to purchase Shares ("Warrants"), 2030 Powers Ferry Road, Suite 222, Atlanta, Georgia 30339.

Item 2.  Identity and Background

     The persons listed in Numbers 1 and 16 below are added as persons filing this statement. A copy of their written agreement relating to the filing of this joint statement is filed as Exhibit A hereto. William D. Sanders ("Sanders") is hereby removed as a person filing this statement as he does not share voting or dispositive power with respect to the Shares owned by SCG.

1. (a) Name and Organization: Security Capital Pacific Trust, a Maryland real estate investment trust ("PTR");
     (b)  Principal Business: Real estate ownership, operation and development;
     (c)  Principal Office: 7777 Market Center Avenue, El Paso, Texas 79912;
     (d) PTR has not been convicted in a criminal proceeding during the last five years;
     (e) PTR has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

2.   (a)  Name: C. Ronald Blankenship;
     (b)  Business Address: 125 Lincoln Avenue, Santa Fe, New Mexico 87501;
     (c) Principal Employment: Chairman of PTR and Managing Director of Security Capital Group Incorporated;
     (d) Mr. Blankenship has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Blankenship has not been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship: United States.

3.   (a)  Name: Calvin K. Kessler;
     (b)  Business Address: 8600 Gateway Boulevard East, El Paso, Texas 79907;
     (c)  Principal Employment: President of Kessler Industries, Inc.;
     (d) Mr. Kessler has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Kessler has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
     (f)  Citizenship: United States.

4.   (a)  Name: James H. Polk, III;
     (b)  Business Address: 125 Lincoln Avenue, Santa Fe, New Mexico 87501;
     (c) Principal Employment: Managing Director of Security Capital Markets Group Incorporated;
     (d) Mr. Polk has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Polk has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
     (f)  Citizenship:  United States.

5.   (a)  Name: John C. Schweitzer;
     (b)  Business Address: 100 Congress Avenue, Suite 930, Austin, Texas 78701;
     (c)  Principal Employment: Managing Partner of Continental Properties
          Company;
     (d) Mr. Schweitzer has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Schweitzer has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
     (f)  Citizenship: United States.

6.   (a)  Name: James A. Cardwell;
     (b)  Business Address: 6080 Surety Drive, El Paso, Texas 79912;
     (c) Principal Employment: Chairman and Chief Executive Officer of Petro Stopping Centers, L.P.;
     (d) Mr. Cardwell has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Cardwell has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
     (f)  Citizenship: United States.

7.   (a)  Name: John T. Kelley, III;
     (b)  Business Address: 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Managing Member of J. Edwards Jewelry Distributing Company, L.L.C.;
     (d) Mr. Kelley has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Kelley has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
     (f)  Citizenship: United States.

8.   (a)  Name: William G. Myers;
     (b) Business Address: 1114 State Street, Suite 232, Santa Barbara, California 93101;
     (c) Principal Employment: Chief Executive Officer of Ojai Ranch and Investment Company, Inc.;
     (d) Mr. Myers has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Myers has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
     (f)  Citizenship: United States.

9.   (a)  Name: R. Scot Sellers;
     (b)  Business Address: 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Managing Director of PTR and Director and Managing Director of Security Capital Pacific Incorporated (the "PTR REIT Manager");
     (d) Mr. Sellers has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Sellers has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
     (f)  Citizenship: United States.

10.  (a)  Name: Patrick R. Whelan;
     (b)  Business Address: 7777 Market Center Avenue, El Paso, Texas 79912;
     (c)  Principal Employment: Managing Director of PTR and the PTR REIT
          Manager;
     (d) Mr. Whelan has not been convicted in a criminal proceeding during the last five years;

     (e) Mr. Whelan has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
     (f)  Citizenship: United States.

11.  (a)  Name: John H. Gardner;
     (b)  Business Address: 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Senior Vice President of PTR and Director and Senior Vice President of the PTR REIT Manager;
     (d) Mr. Gardner has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Gardner has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
     (f)  Citizenship: United States.

12.  (a)  Name: Jeffrey B. Allen;
     (b)  Business Address: 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Senior Vice President of PTR and the PTR REIT Manager;
     (d) Mr. Allen has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Allen has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
     (f)  Citizenship: United States.

13.  (a)  Name: Jeffrey A. Klopf;
     (b)  Business Address: 125 Lincoln Avenue, Santa Fe, New Mexico 87501;
     (c) Principal Employment: Senior Vice President and Secretary of PTR, the PTR REIT Manager, Security Capital (Atlantic) Incorporated (the "Atlantic REIT Manager") and SCG;
     (d) Mr. Klopf has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Klopf has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
     (f)  Citizenship: United States.

14.  (a)  Name: Jay S. Jacobson;
     (b)  Business Address: 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Senior Vice President of PTR and the PTR REIT Manager; and SCG;
     (d) Mr. Jacobson has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Jacobson has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
     (f)  Citizenship: United States.

15.  (a)  Name: Mark N. Tennisson;
     (b)  Business Address: 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Senior Vice President of PTR and the PTR REIT Manager;
     (d) Mr. Tennisson has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Tennisson has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
     (f)  Citizenship: United States.

16. (a) Name and Organization: Security Capital Atlantic Incorporated, a Maryland corporation ("Atlantic");
     (b)  Principal Business: Real estate investment and management;
     (c)  Principal Office: Six Piedmont Center, Atlanta, Georgia 30305;
     (d) Atlantic has not been convicted in a criminal proceeding during the last five years;
     (e) Atlantic has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

17.  (a)  Name: Manuel A. Garcia, III;
     (b)  Business Address: P.O. Box 2066, Winter Park, Florida 32790;
     (c) Principal Employment: Chief Executive Officer of Davgar Restaurants, Inc.;
     (d) Mr. Garcia has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Garcia has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
     (f)  Citizenship: United States.

18.  (a)  Name: Ned S. Holmes;
     (b)  Business Address: 55 Waugh Drive, Houston, Texas 77007;
     (c) Principal Employment: President and Chief Executive Officer of Laing Properties, Inc. and Chairman and President of Parkway Investments/Texas Inc.
     (d) Mr. Holmes has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Holmes has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
     (f)  Citizenship: United States.

19.  (a)  Name: Constance B. Moore;
     (b)  Business Address: Six Piedmont Center, Atlanta, Georgia 30305;
     (c) Principal Employment: Co-Chairman and Chief Operating Officer of Atlantic;
     (d) Ms. Moore has not been convicted in a criminal proceeding during the last five years;
     (e) Ms. Moore has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
     (f)  Citizenship: United States.

20.  (a)  Name: James C. Potts;
     (b)  Business Address: Six Piedmont Center, Atlanta, Georgia 30305;
     (c) Principal Employment: Co-Chairman and Chief Investment Officer of Atlantic;
     (d) Mr. Potts has not been convicted in a criminal proceeding during the last five years;

     (e) Mr. Potts has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
     (f)  Citizenship: United States.

21.  (a)  Name: John M. Richman;
     (b) Business Address: 227 West Monroe Street, Suite 4825, Chicago, Illinois 60606;
     (c)  Principal Employment: Counsel to Wachtell, Lipton, Rosen & Katz;
     (d) Mr. Richman has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Richman has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
     (f)  Citizenship: United States.

22.  (a)  Name: J. Lindsay Freeman;
     (b)  Business Address: Six Piedmont Center, Atlanta, Georgia 30305;
     (c) Principal Employment: Senior Vice President of Atlantic and the Atlantic REIT Manager;
     (d) Mr. Freeman has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Freeman has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
     (f)  Citizenship: United States.

23.  (a)  Name: Robert J. Hildebrand;
     (b)  Business Address: Six Piedmont Center, Atlanta, Georgia 30305;
     (c) Principal Employment: Senior Vice President of Atlantic and the Atlantic REIT Manager and Director of the Atlantic REIT Manager;
     (d) Mr. Hildebrand has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Hildebrand has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
     (f)  Citizenship: United States.

24.  (a)  Name: Bradley C. Miller;
     (b)  Business Address: Six Piedmont Center, Atlanta, Georgia 30305;
     (c) Principal Employment: Senior Vice President of Atlantic and the Atlantic REIT Manager;
     (d) Mr. Miller has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Miller has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years;
     (f)  Citizenship: United States.

Item 3.  Source and Amount of Funds or Other Consideration

     Pursuant to Funding Commitment Agreements, each dated as of October 17, 1996 (the "Funding Commitment Agreements"), entered into in connection with the formation of Homestead, PTR is obligated to provide secured financing to Homestead and receive up to $221,333,620 of convertible mortgage notes (the "Convertible Notes") and Atlantic is obligated to provide secured financing to Homestead and receive up to $98,028,473 of Convertible Notes. Interest on the Convertible Notes accrues at the rate of 9% on the unpaid principal balance payable every six months. The Convertible Notes are scheduled to mature on October 31, 2006. Homestead has pledged those assets that have been or will be funded by PTR or Atlantic under the Funding Commitment Agreement as collateral for the Convertible Notes. PTR and Atlantic have the right, beginning on or after March 31, 1997, to convert all of the outstanding principal amount of Convertible Notes into Shares on the basis of one Share for each $11.50 aggregate principal amount outstanding on the Convertible Notes being converted. To finance any fundings under the Funding Commitment Agreements, PTR intends to use working capital or funds borrowed under a $350 million revolving line of credit facility with a syndicate of banks agented by Texas Commerce Bank National Association and Atlantic intends to use working capital or funds borrowed under a $350 million revolving line of credit facility with a syndicate of banks agented by Morgan Guaranty Trust Company of New York. Copies of the Funding Commitment Agreements, and the Convertible Notes are filed as Exhibits B and C and Exhibit D through H, respectively.

Item 4.  Purpose of Transaction

     PTR and Atlantic have acquired the Convertible Notes to provide Homestead with capital to develop the extended-stay lodging facilities contributed by PTR and Atlantic to Homestead at formation. Except as otherwise noted below, neither PTR nor Atlantic has any plans or proposals that relate to or would result in the following:

     (a) The acquisition of additional securities of Homestead or the disposition of securities of Homestead, except that PTR and Atlantic may dispose of Shares to comply with the REIT requirements of the Internal Revenue Code of 1986;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Homestead or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Homestead or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Homestead, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of Homestead;

     (f) Any other material change in Homestead's business or corporate structure;

     (g) Changes in Homestead's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Homestead by any person;

     (h) Causing the Shares or the Warrants, other than pursuant to the terms of the Warrants, to be delisted from the American Stock Exchange;

     (i) A class of equity securities of Homestead becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

     SCG intends to play a major role in the direction of Homestead for the purpose of maximizing the value of Homestead. Any influence of Sanders on the direction of Homestead will be in his capacity as Chairman and Chief Executive Officer of SCG, and not personally. Therefore, the reference to Sanders intending to play a major role in the direction of Homestead for the purpose of maximizing the value of Homestead is hereby deleted.

Item 5.  Interest in Securities of the Issuer

     (a), (b) The following table sets forth the beneficial ownership of Shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares. The information previously filed which reported Sanders as a beneficial owner of the Shares owned by SCG and indicated that Sanders may be deemed to beneficially own the Shares owned by SCG, is hereby amended to provide that Sanders does not beneficially own the Shares owned by SCG. Therefore, Sanders currently beneficially owns 127,565 Shares (0.6% of all Shares), with respect to which he has sole voting and dispositive power, and may be deemed to beneficially own an additional 104,921 Shares (0.5% of all Shares). Any reference to Sanders intending to play a major role in the direction of SCI for the purpose of maximizing the value of SCI is hereby deleted as described in Item 4.

                                            Number of Shares          Percent of
Person                                   Beneficially Owned (1)   All Shares (2)
------                                   ----------------------   --------------
Security Capital Pacific Trust..........      19,246,402               48.2%
C. Ronald Blankenship...................           7,311                  *
Calvin K. Kessler.......................           4,680                  *
James H. Polk, III......................          10,500                  *
John C. Schweitzer......................           3,264                  *
James A. Cardwell.......................           4,780                  *
John T. Kelley, III.....................           2,739                  *
William G. Myers........................          20,490                  *
R. Scot Sellers.........................           4,410                  *
Patrick R. Whelan.......................             476                  *
John H. Gardner.........................               0                  *
Jeffrey B. Allen........................             983                  *
Jeffrey A. Klopf........................               0                  *
Jay S. Jacobson.........................               0                  *
Mark N. Tennisson.......................             108                  *
Security Capital Atlantic Incorporated..       8,524,215               29.2
Manuel A. Garcia, III...................         764,608                  *
Ned S. Holmes...........................           2,242                  *
Constance B. Moore......................           5,597                  *
James C. Potts..........................           3,572                  *
John M. Richman.........................           1,851                  *
J. Lindsay Freeman......................               0                  *
Robert J. Hildebrand....................               0                  *
Bradley C. Miller.......................               0                  *
Security Capital Group Incorporated.....      43,647,440(3)            84.4
William D. Sanders......................         232,486(4)             1.1
Samuel W. Bodman........................               0                  *


                                             Number of Shares       Percent of
Person                                     Beneficially Owned(1)   All Shares(2)
------                                     ---------------------   -------------
John P. Frazee, Jr......................           2,758                 *
Cyrus F. Freidheim, Jr..................           1,102                 *
H. Laurance Fuller......................             216                 *
Ray L. Hunt.............................         109,929                 *
Peter S. Willmott.......................           3,448                 *
Michael Simmons.........................             215                 *
Thomas G. Wattles.......................           1,837                 *

*    Less than 1%

(1) Includes, for PTR and Atlantic, all Shares that may be issued upon conversion of all Convertible Notes that may be outstanding upon full funding under the Funding Commitment Agreements. Includes, for Messrs. Blankenship, Kessler, Polk, Schweitzer, Cardwell, Kelley, Myers, Sellers, Whelan, Gardner, Allen, Klopf, Jacobson and Tennisson, 2,935, 1,879, 4,216, 1,310, 1,919, 1,100, 8,225, 1,732, 191, 0, 33, 0, 0 and 43 Shares,
     respectively, that may be acquired upon exercise of outstanding Warrants. Includes, for Messrs. Sanders, Bodman, Frazee, Freidheim, Fuller, Hunt, Willmott, Simmons and Wattles, 197,183, 0, 1,107, 442, 62, 44,133, 1,384,
     86 and 737 Shares, respectively, that may be acquired upon exercise of Warrants. Includes, for Ms. Moore and Messrs. Garcia, Holmes, Potts, Richman, Freeman, Hildebrand and Miller, 2,246 and 743,000, 898, 1,428, 743, 0, 0, and 0 Shares, respectively, that may be acquired upon exercise of outstanding Warrants.
(2) Assumes (i) in the case of PTR and Atlantic, that PTR or Atlantic, as applicable, has converted all Convertible Notes that may be outstanding upon full funding under its Funding Commitment Agreement and that no other person has converted any outstanding convertible securities and (ii) in the case of SCG, that each of PTR and Atlantic have converted all Convertible Notes that may be outstanding upon full funding under the Funding Commitment Agreements, that SCG has exercised all of its outstanding Warrants and that no other person has converted any outstanding convertible securities.
(3) Includes 19,246,402 Shares beneficially owned by PTR and 8,524,215 Shares beneficially owned by Atlantic. As a result of its ownership of 37.9% of PTR's outstanding common shares and 56.9% of Atlantic's outstanding common stock and SCG's contractual arrangements with PTR and Atlantic, SCG may be deemed to beneficially own all Shares owned by PTR and Atlantic. Also includes 3,232,422 Shares that may be acquired upon exercise of Warrants. 12,644,401 Shares and Warrants to acquire 3,232,422 Shares are, or will be, owned of record by SC Realty Incorporated, a wholly owned subsidiary of SCG, and are, or will be, pledged to secure a $300 million revolving line of credit facility with a syndicate of banks. As of December 31, 1996, there were $34 million of borrowings outstanding under the line of credit. The line of credit is also secured by securities owned indirectly by SCG of PTR, Atlantic, Security Capital Industrial Trust and Security Capital U.S. Realty, an entity based in Luxembourg that is affiliated with SCG and which invests in real estate operating companies in the United States. SCG estimates that the aggregate market value of the pledged securities exceeded $2.0 billion as of December 31, 1996. SCG was in compliance with all covenants under the line of credit as of December 31, 1996.
(4) 127,565 Shares are, or will be, owned by Mr. Sanders directly. Mr. Sanders may be deemed to beneficially own 101,421 Shares which are, or will be, owned by Sanders Partners Incorporated and CAMPR Partners Limited, family entities with respect to which Mr. Sanders shares voting and dispositive power, and 3,500 Shares which are, or will be owned by a foundation of which Mr. Sanders is a director.

     (c) No transactions in Shares or Warrants were effected in the past sixty days by the persons listed in the above table, except: on February 5, 1997, SCG exercised 500,000 Warrants at $10.00 per Warrant; on January 22, 1997, SCG purchased 10,000 at $8.875 per Warrant; on January 28, 1997, SCG purchased 18,000 Warrants at $9.375 per Warrant; on January 29, 1997, SCG purchased 22,400 Warrants at $9.25 per Warrant; on January 30, 1997, SCG purchased 28,000 Warrants at $9.125 per Warrant; on January 31, 1997, SCG purchased 10,600 at an average purchase price of $9.1179 per Warrant; on February 3, 1997, SCG purchased 19,000 Warrants at $8.75 per Warrant; on February 5, 1997, SCG purchased 10,000 Warrants at $8.75 per Warrant; on February 6, 1997, SCG purchased 3,800 Warrants at $8.50 per Warrant; on February 7, 1997, SCG purchased 113,600 Warrants at an average purchase price of $8.49 per Warrant; on February 10, 1997, SCG purchased 4,700 Warrants at $8.375 per Warrant; on February 11, 1997, SCG purchased 6,000 Warrants at $8.375 per Warrant; on February 12, 1997, SCG purchased 47,300 at an average purchase price of $8.48 per Warrant; on February 13, 1997, SCG purchased 900 Warrants at $8.25 per Warrant; and on February 14, 1997, SCG purchased 6,100 Warrants at $8.1127 per Warrant.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by the persons listed in the above table.

     (e) As described above, Sanders has ceased to be a beneficial owner of more than five percent of the Shares and is therefore being removed as a person filing this statement. No other person filing this statement has ceased to be a beneficial owner of more than five percent of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     PTR and Atlantic are each parties to an Investor and Registration Rights Agreement with Homestead, dated as of October 17, 1996 (the "PTR Investor Agreement" and the "Atlantic Investor Agreement"), pursuant to which PTR and Atlantic are each entitled to designate one person for nomination to Homestead's board of directors, and Homestead will use its best efforts to cause the election of such nominee(s) until March 31, 1998 and for so long thereafter as PTR or Atlantic has the right to convert in excess of $20 million principal amount of loans made pursuant to the Funding Commitment Agreements. Such nominee(s) may, but need not, include the same person(s) nominated by SCG pursuant to its Investor Agreement with Homestead. In addition, Homestead has granted to each of PTR and Atlantic registration rights with respect to the distribution of all of the Shares issuable upon conversion of the Convertible Notes. Prior to the one-year anniversary of the date the Shares are registered under the Securities Exchange Act of 1934, each of PTR and Atlantic may request one registration of those Shares which are issued upon conversion of any or all of the Convertible Notes during such one-year period and which it intends to distribute to its shareholders. After such one-year anniversary, each of PTR and Atlantic may request three additional registrations pursuant to Rule 415 promulgated under the Securities Act of 1933 of all Shares issued or issuable upon conversion of the Convertible Notes. Such registration, except for the fees and disbursements of counsel to PTR or Atlantic, shall be at the expense of Homestead. A copy of the Investor Agreement is filed as Exhibits I and J hereto.

Item 7. Material to Be Filed as Exhibits

     The following are filed as exhibits: a written agreement relating to the filing of the joint acquisition statement, a copy of the Funding Commitment Agreements, a copy of the Convertible Notes, a copy of the PTR Investor Agreement and a copy of the Atlantic Investor Agreement.

                                   SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 18, 1997                SECURITY CAPITAL PACIFIC TRUST


                                         By:
                                             ------------------------------
                                             Name:  Jeffrey A. Klopf
                                             Title: Secretary


                                       SECURITY CAPITAL ATLANTIC INCORPORATED


                                         By:
                                             ------------------------------
                                             Name:  Jeffrey A. Klopf
                                             Title: Secretary


                                       SECURITY CAPITAL GROUP INCORPORATED


                                         By:
                                             ------------------------------
                                             Name:  Jeffrey A. Klopf
                                             Title: Secretary


                                       WILLIAM D. SANDERS


                                         By:
                                             ------------------------------
                                             Name:  Jeffrey A. Klopf
                                             Title: Attorney-in-fact

                                 EXHIBIT INDEX
                                 -------------


EXHIBIT A      Agreement relating to filing of joint acquisition statement.

EXHIBIT B      Funding Commitment Agreement, dated as of October 17, 1996, between Homestead and PTR.

EXHIBIT C      Funding Commitment Agreement, dated as of October 17, 1996, between Homestead and Atlantic.

EXHIBIT D      $79,290,895 Amended and Restated Promissory Note, dated May 28,
               1996, by PTR Homestead Village Limited Partnership in favor of
               PTR.

EXHIBIT E      $142,042,725 Amended and Restated Promissory Note, dated May 28,
               1996, by PTR Homestead Village Incorporated in favor of PTR.

EXHIBIT F      $17,955,354 Amended and Restated Promissory Note, dated May 28,
               1996, by Atlantic Homestead Village Limited Partnership in favor of Atlantic.

EXHIBIT G      $18,041,687 Additional Corporate Promissory Note, dated May 28,
               1996, by Atlantic Homestead Village Incorporated in favor of
               Atlantic.

EXHIBIT H      $80,073,117 Consolidated Amended and Restated Promissory Note,
               dated May 28, 1996, by Atlantic Homestead Village Incorporated in favor of Atlantic.

EXHIBIT I Investor and Registration Rights Agreement, dated as of October 17, 1996, between Homestead and PTR.

EXHIBIT J      Investor and Registration Rights Agreement, dated as of October
               17, 1996, between Homestead and Atlantic.